EXHIBIT 12.1

DUKE REALTY CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(in thousands, except ratios)

December 31, 2008
Net income from continuing operations, less preferred dividends	$24,872
Preferred dividends	71,426
Minority interest in earnings of common unitholders	2,667
Interest expense	195,148

Earnings before fixed charges	$294,113

Interest expense	$195,148
Interest costs capitalized	53,456

Total fixed charges	248,604

Preferred dividends	71,426

Total fixed charges and preferred dividends	$320,030

Ratio of earnings to fixed charges	1.18

Ratio of earnings to combined fixed charges and preferred dividends	N/A

N/A – the ratio is less than 1.0; deficit of $25.9 million exists for the year ended December 31, 2008. The calculation of earnings includes $311.3 million of non-cash depreciation expense.